AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 18, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
(PURSUANT TO SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934)

DELAWARE INVESTMENTS NATIONAL MUNICIPAL INCOME FUND
(Name of Issuer)

DELAWARE INVESTMENTS NATIONAL MUNICIPAL INCOME FUND
(Name of Person Filing Statement)

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

24610T108
(CUSIP Number of Class of Securities)

     David F. Connor, Esq., Secretary
Delaware Investments National Municipal Income Fund
2005 Market Street
Philadelphia, PA 19103
800-523-1918
(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications on Behalf of Person(s) Filing Statement)

CALCULATION OF FILING FEE

           TRANSACTION VALUATION  $______ *       AMOUNT OF FILING FEE:   None.

This filing relates solely to preliminary communications made before the commencement of a tender offer.

* Set forth the amount on which the filing fee is calculated and state how it was determined.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ________________________________________

Form or Registration No.: _______________________________________

Filing Party: _________________________________________________

Date Filed: __________________________________________________

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third-party tender offer subject to Rule 14d-1.

/X/ issuer tender offer subject to Rule 13e-4.

/ / going-private transaction subject to Rule 13e-3.

/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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FOR IMMEDIATE RELEASE

DELAWARE INVESTMENTS NATIONAL MUNICIPAL INCOME FUND
ANNOUNCES SELF-TENDER OFFER FOR EIGHTEEN PERCENT OF ITS SHARES

PHILADELPHIA, August 18, 2011 — Delaware Investments National Municipal Income Fund (NYSE Amex: VFL) (the “Fund”) announced today that it will conduct an issuer tender offer to purchase for cash up to 994,051 shares of its common stock, each of which has a par value of $0.01 per share, representing 18 percent of its issued and outstanding shares of common stock. The tender offer will commence on Thursday, September 1, 2011, and will expire, unless extended, at 11:59 p.m., New York City time, on Friday, September 30, 2011. Subject to various terms and conditions described in offering materials to be distributed to shareholders:  (1) purchases will be made at a price per share equal to 99% of the Fund’s net asset value per share on the first business day after the expiration of the offer; and (2) if more shares are tendered than the amount the Fund’s Board of Trustees has authorized to purchase, the Fund will purchase a number of shares equal to the offer amount on a pro-rated basis.

The shares of common stock of the Fund have recently traded at a discount to their net asset value per share. During the tender offer period, the current net asset value per share will be available by telephone at 866 416-6001.

The Fund is a closed-end fund managed by Delaware Management Company, a series of Delaware Management Business Trust. The investment objective of the Fund is to provide current income exempt from regular federal income tax, consistent with the preservation of capital. The Fund has the ability to utilize leveraging techniques in an attempt to obtain a higher return for the Fund. At present, the Fund does not have any outstanding leverage. As of July 31, 2011, the total assets of the Fund were approximately $73.0 million. There is no assurance that the Fund will achieve its investment objective.

Shareholders are advised to read the offer to purchase when it is available as it contains important information.  The offer to purchase and other documents filed by the Fund with the Securities and Exchange Commission, including the Fund’s annual report for the fiscal year ended March 31, 2011, will be available without cost at the Commission’s web site (www.sec.gov) or by calling the Fund at 866 416-6001 during the tender offer period.

About Delaware Investments
Delaware Investments, a member of Macquarie Group, is a U.S.-based diversified asset management firm with more than $155 billion in assets under management (as of June 30, 2011). Through a team of talented investment professionals, the firm manages assets across all major asset classes for a wide range of institutional and individual investors. Delaware Investments is supported by the resources of Macquarie Group (ASX: MQG; ADR: MQBKY), a global provider of asset management, investment, banking, financial and advisory services with approximately US $321 billion in assets under management as of March 31, 2011.

Delaware Investments is the marketing name for Delaware Management Holdings, Inc. and its subsidiaries. Advisory services provided by Delaware Management Business Trust, a registered

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investment advisor. Macquarie Group refers to Macquarie Group Limited and its subsidiaries and affiliates worldwide. For more information about Delaware Investments, visit www.delawareinvestments.com or call 800 523-1918.

Investments in the Fund are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46 008 583 542 and its holding companies, including their subsidiaries or related companies (the "Macquarie Group"), and are subject to investment risk, including possible delays in repayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the Fund, the repayment of capital from the Fund, or any particular rate of return.

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Media Contact	Media Contact
Marlene Petter Delaware Investments 215 255-1427	Paula Chirhart Macquarie Group 212 231-1310

© 2011 Delaware Management Holdings, Inc.